EXHIBIT 99.4

KPMG LLP Chartered Professional Accountants PO Box 10426 777 Dunsmuir Street Vancouver BC V7Y 1K3 Canada	Telephone (604) 691-3000 Fax (604) 691-3031 Internet www.kpmg.ca

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors

Fortuna Silver Mines Inc.

We consent to the use of our reports, each dated March 10, 2020, with respect to the consolidated financial statements of Fortuna Silver Mines Inc. as at December 31, 2019 and 2018 and for the years then ended and the effectiveness of internal control over financial reporting as of December 31, 2019, included in this annual report on Form 40-F.

Our report on the consolidated financial statements refers to changes to accounting policy for leases in 2019 due to the adoption of IFRS 16, Leases.

/s/ KPMG LLP

Chartered Professional Accountants

March 30, 2020

Vancouver, Canada